Exhibit 12.1

AVIALL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands)	2005	2004	2003	2002	2001
Pretax income (loss) from continuing operations	$84,855	59,598	29,458	39,850	4,901

Fixed charges:
Interest expense and preferred dividends	21,749	17,695	24,239	29,177	11,173
Interest component of rental expense	4,026	3,926	3,619	3,510	3,120

Total fixed charges	25,775	21,621	27,858	32,687	14,293

Pretax income (loss) from continuing operations plus fixed charges less capitalized interest	$110,548	81,021	57,284	72,526	18,823

Ratio of earnings to fixed charges	4.3	3.7	2.1	2.2	1.3